UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549s

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2022

Commission file number: 001-41260

MARIS-TECH LTD.

(Translation of registrant’s name into English)

2 Yitzhak Modai Street

Rehovot, Israel 7608804

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

This Report of Foreign Private Issuer on Form 6-K consists of the Registrant’s (i) Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2022, which is attached hereto as Exhibit 99.1; and (ii) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2022, which is attached hereto as Exhibit 99.2.

This Report on Form 6-K (including exhibits thereto) is incorporated by reference into Form S-8 (File No. 333-262910) of the Company, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Maris-Tech Ltd.’s Unaudited Condensed Interim Financial Statements as of June 30, 2022.
99.2	Maris-Tech Ltd.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2022.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maris-Tech Ltd.

Date: August 23, 2022	By:	/s/ Israel Bar
Israel Bar
Chief Executive Officer

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